Exhibit 12.1

RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES
The following table sets forth our ratios of earnings (deficit) to fixed charges for the periods indicated. We have calculated the ratio of earnings (deficit) to fixed charges by dividing the sum of income from continuing operations plus fixed charges by fixed charges. Fixed charges consist of interest expense. You should read these ratios in connection with our consolidated financial statements incorporated by reference in the prospectus. The financial measures used in this table may not be comparable to similarly titled financial measures used in our various agreements, including our revolving credit facility and the indenture that governs our outstanding senior notes.

	For the Nine Months Ended September 30, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
	(in thousands)
EARNINGS
Income from continuing operations	$(155,696)	$(740,269)	$212,670	$95,194	$17,307	$15,147
Interest expense	30,266	41,510	34,514	8,059	3,610	2,528
Income before fixed charges	$(125,430)	$(698,759)	$247,184	$103,253	$20,917	$17,675

FIXED CHARGES
Interest expense	$30,266	$41,510	$34,514	$8,059	$3,610	$2,528
Total fixed charges	$30,266	$41,510	$34,514	$8,059	$3,610	$2,528

Earnings/fixed charge coverage ratio	(4.1)	(16.8)	7.2	12.8	5.8	6.9